UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

      Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  /X/      Form 40-F  /  /

      Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /  /      No  /X/

      If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

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CELANESE AG

      On October 29, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Third Quarter 2002 Shareholder Letter, an Investor Information Release containing Third-quarter 2002 Report and a Press Release announcing third quarter 2002 results, which are respectively attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated by reference herein.

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EXHIBITS
Exhibit No. 99.1	Exhibit Third Quarter 2002 Shareholder Letter
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EXHIBITS
Exhibit No. 99.2	Exhibit Investor Information Release containing Third-quarter 2002 Report
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EXHIBITS
Exhibit No. 99.3	Exhibit Press Release announcing third quarter 2002 results
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SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CELANESE AG (Registrant) By: /s/ P. W. Premdas Name: Perry W. Premdas Title: Member of the Management Board (Chief Financial Officer)
Date: October 29, 2002
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EXHIBIT INDEX
Exhibit No. 99.1	Exhibit Third Quarter 2002 Shareholder Letter
99.2	Investor Information Release containing Third-quarter 2002 Report
99.3	Press Release announcing third quarter 2002 results